RECEIVED FEB 28 2006 PROCESSING SECTION

[redacted]

SECUF 06005227 SION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 37309 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CP CAPITAL SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
999 BRICKELL AVENUE, SUITE 600
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGE TEN POW
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI FLORIDA 33144
(Address) (City) (State) (Zip Code)

PROCESSED
APR 26 2006
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, HAROLD L. CONNELL ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CP CAPITAL SECURITIES, INC. ______________________, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________

______________________

______________________

______________________
Signature

______________________
Title

______________________
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXHIBIT "A"

# CP CAPITAL SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2005

### ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash in Bank | $ 10,877 | |
| Accounts Receivable, No Reserve Required | 42,017 | |
| Trading Securities Owned, All Marketable at Quoted Market | 44,006 | |
| Advances to Brokers | 18,251 | |
| Due from Affiliate, No Reserve Required | 9,612 | |
| Prepaid Expenses and Other Assets | 5,700 | |
| Total Current Assets | | $ 130,463 |
| PROPERTY AND EQUIPMENT, At Cost Net of Accumulated Depreciation of $11,383 | | 6,714 |
| TOTAL ASSETS | | $ 137,177 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable - | | |
| Vendors and Others | $ 16,620 | |
| Bank Overdraft | 1,615 | |
| Accrued Salaries, Commissions, and Other Expenses | 21,051 | |
| Due to Pension Plan - Employee Contribution | 2,420 | |
| Total Current Liabilities | | $ 41,706 |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **STOCKHOLDER'S EQUITY** | | |
| Common Stock - No Par Value; Authorized - 1,000 Shares; Issued - 120 Shares | $ 8,200 | |
| Additional Paid-in Capital | 299,877 | |
| Retained Earnings (Deficit) | (212,606) | |
| Total Stockholder's Equity | | 95,471 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | | $ 137,177 |

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

# CP CAPITAL SECURITIES, INC.

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| REVENUES | | $ 895,916 |
| OPERATING EXPENSES | | |
| Salaries, Commissions, and Related Costs | $ 622,202 | |
| Clearance, Quotation, and Communication Costs | 131,784 | |
| Occupancy and Other Rentals | 124,236 | |
| Taxes, Other than Income Taxes | 3,752 | |
| Other Operating Expenses | 116,802 | |
| Total Operating Expenses | | 998,776 |
| (LOSS) BEFORE INCOME TAXES | | $ (102,860) |
| FEDERAL AND STATE INCOME TAX (PROVISION) | | - |
| NET (LOSS) | | $ (102,860) |

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

# CP CAPITAL SECURITIES, INC.

## STATEMENT OF STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2005

| | Common Stock | | Additional Paid-in Capital | Retained Earnings (Deficit) |
|---|---|---|---|---|
| | Shares | Amount | | |
| Balance - January 1, 2005 | 120 | $ 8,200 | $ 161,178 | $ (109,746) |
| Additional Capital Contributions from Stockholder | - | - | 138,699 | - |
| Net (Loss) for the Period | - | - | - | (102,860) |
| Balance - December 31, 2005 | 120 | $ 8,200 | $ 299,877 | $ (212,606) |

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

# CP CAPITAL SECURITIES, INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net (Loss) | $ (102,860) | |
| Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities: | | |
| Depreciation | 3,929 | |
| Changes in Operating Assets and Liabilities: | | |
| Decrease in Accounts Receivable | 19,277 | |
| (Increase) in Trading Securities Owned | (43,846) | |
| Decrease in Prepaid Expenses and Other Assets | 13,072 | |
| (Increase) in Advances to Brokers | (183) | |
| (Decrease) in Accounts Payable and Accrued Expenses | (16,671) | |
| NET CASH (USED IN) OPERATING ACTIVITIES | | $ (127,282) |
| FINANCING ACTIVITIES | | |
| (Increase) in Advances to Affiliates | $ (712) | |
| Capital Contribution from Stockholder | 138,699 | |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | | 137,987 |
| (DECREASE) IN CASH | | $ 10,705 |
| CASH AT BEGINNING OF YEAR | | 172 |
| CASH AT END OF YEAR | | $ 10,877 |
| SUPPLEMENTAL CASH FLOW DISCLOSURES | | |
| Interest Paid | | $ - |
| Income Taxes Paid | | $ - |

Subject to Comments in Attached Letter and Notes to Financial Statements.

CP CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Texas on February 28, 1984, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. On June 7, 2001, the name was changed from U.S. Eagle Securities, Inc. to CP Capital Securities, Inc. and simultaneously the Company was reincorporated in Florida.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis, however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

The Company does not own any restricted or investment securities at December 31, 2005.

Depreciation - Depreciation is provided on the straight-line basis using estimated lives of five to seven years.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

## NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $5,000. At December 31, 2005, the Company's "Net Capital" was in excess of its minimum requirement.

## NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into a rental agreement with an affiliated entity commencing April 1, 2001 and last modified on January 1, 2004. This agreement provides for monthly rental charges equal to 90% of the affiliate's rental charge to its landlord. Rental charges under this agreement amounted to $124,236 for the year ended December 31,2005. This agreement is on a month to month basis.

On January 1, 2005, the Company terminated a management agreement with an affiliated entity, which had provided for the Company to pay the affiliated entity a monthly fee of $2,500.

Certain quotation services and equipment are being provided under agreements which can be terminated by either party with 60 days notice.

## NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2005 is as follows:

| | |
|---|---|
| Commissions | $ 891,770 |
| Firm Trading | 4,146 |
| | $ 895,916 |

## NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2005 is as follows:

| | |
|---|---|
| Due from Correspondent Broker - Deposit Account | $ 30,000 |
| Due from Correspondent Broker - Other Accounts | 5,151 |
| Due from Correspondent Broker - Commissions | 6,866 |
| | $ 42,017 |

The deposit amount Due From Correspondent Broker represents funds in an escrow account on deposit supporting the trading activities of the Company.

## NOTE 6 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory Federal rate primarily as a result of the valuation allowance described below and State income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

| | |
|---|---|
| Deferred tax assets: | |
| Net operating losses | $ 47,400 |
| Timing differences | - |
| | $ 47,400 |
| Less: Valuation allowance | (47,400) |
| | $ - |

At December 31, 2005, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2005. The Company has available at December 31, 2005, approximately $ 206,000 of unused operating loss carryforwards that may be applied against future taxable income and will expire in years through 2025.

## NOTE 7 - LEGAL PROCEEDINGS

In September 2004, the Company received notice of an arbitration before the National Association of Securities Dealers, Inc. Department of Arbitration. The nature of the arbitration is for alleged negligent advice regarding investments and securities. Management of the Company feels they have a strong defense in this matter and a settlement, if any, would be of a minimal nature. Damages asked for in this matter approximate $150,000. The next proceeding in this in this matter is expected in May, 2006. No provision for an unfavorable outcome against the Company has been provided for in the accompanying financial statements.

## NOTE 8 - PENSION PLAN

The Company has a cash or deferred pension plan (401K) which was set up in November 2003. In order to be eligible for participation in the plan, each participant must be at least 21 years of age and must have completed one year of service. Contributions to the Plan are 100% of the employee's elective deferral which can be up to 100% of their compensation not to exceed the annual dollar limit permitted by law. The company is not going to make any matching contribution to the plan for the year ending December 31, 2005.

## NOTE 9 - OTHER MATTERS

In May 2005, the Company's clearing firm was replaced by National Financial Services, LLC. The former clearing firm was Fiserv Securities, Inc.

# CP CAPITAL SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2005

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total Stockholder's Equity | | $ 95,471 |
| Add: Liabilities Subordinated to Claims of General Creditors | | - |
| Total Capital and Allowable Subordinated Loans | | $ 95,471 |
| Less: Non-Allowable Assets and Other Deductions: | | |
| 1. Net Property and Equipment | $ 6,714 | |
| 2. Prepaid Expenses and Other Assets | 5,700 | |
| 3. Advances to Brokers | 18,251 | |
| 4. Due From Affiliates | 9,612 | 40,277 |
| Net Capital Before Haircuts on Security Positions | | $ 55,194 |
| Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage: | | |
| 1. Trading and Investment Securities: | | |
| a. Exempted Securities | $ - | |
| b. Debt Securities | - | |
| c. Other Securities | 6,601 | |
| d. Undue Concentration | 5,773 | 12,374 |
| Net Capital | | $ 42,820 |

SCHEDULE 1
(Continued)

# CP CAPITAL SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2005

| | | |
|---|---|---|
| **AGGREGATE INDEBTEDNESS** | | |
| Items Included in Statement of Financial Condition: | | |
| Accounts Payable | $ 18,235 | |
| Accrued Salaries, Commissions, and Other Expenses | 23,471 | |
| Total Aggregate Indebtedness | | $ 41,706 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness) | | $ 2,781 |
| Minimum Net Capital Requirement | | $ 5,000 |
| Excess in Net Capital (Net Capital Less Net Capital Required) | | $ 37,820 |
| Excess Net Capital at 1,000 Percent | | $ 38,649 |
| Percentage of Aggregate Indebtedness to Net Capital | | 97% |

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

# CP CAPITAL SECURITIES, INC.

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

## TO CLAIMS OF GENERAL CREDITORS

## FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Balance, Beginning of Year | $ - |
| Additions | - |
| Decreases | - |
| Balance, End of Year | $ - |

## CP CAPITAL SECURITIES, INC.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2005

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm was Fiserv Securities, Inc., which was replaced in May 2005 by National Financial Services, LLC.

ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
ERIC LEVY, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

## Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
CP Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of CP Capital Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

*ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.*

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

Miami, Florida

February 15, 2006

CP CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
ERIC LEVY, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

February 15, 2006

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
CP Capital Securities, Inc.

We have audited the accompanying statement of financial condition of CP Capital Securities, Inc. as of December 31, 2005, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of CP Capital Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.*

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115